February 5, 2025

Pengju Wang
Co-Chief Financial Officer
Bgin Blockchain Limited
#09 12 Paya Lebar Square
60 Paya Lebar Road
Singapore 409051

       Re: Bgin Blockchain Limited
           Amendment No. 9 to Draft Registration Statement on Form F-1 Submitted January 24, 2025
           CIK No. 0001945565
Dear Pengju Wang:

     We have reviewed your amended draft registration statement and have the following comments.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our December 20, 2024 letter.

Amendment No. 9 to Draft Registration Statement on Form F-1
Management's Discussion and Analysis of Financial Condition and Results of Operations
Liquidity and Capital Resources
Cash Flow Summary
Six Months Ended June 30, 2024 and 2023, page 103

1.     We note the changes made to your disclosure in response to prior comment
1. With
       respect to your contract liabilities, we note that the balance increased from $1,980,569 as of December 31, 2023 to $23,072,773 as of June 30, 2024. Revise your disclosure to explain the significant reasons for the increase. Tell us why the cash flow statement
 February 5, 2025
Page 2

       only reflects an increase of $337,824.
Overview of Global Blockchain and Cryptocurrency Market
Bitcoin, page 110

2. Please update your revised disclosure on pages 110 to 111 to disclose bitcoin's current block reward and the date it was changed.
       Please contact Kate Tillan at 202-551-3604 or Mark Brunhofer at 202-551-3638 if
you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Sandra Hunter Berkheimer at
202-551-3758 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Crypto
Assets
cc:   Ying Li